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                                                                Exhibit 4.(a)(i)

LICENSE REFERENCE NO: L993678

080499


         LICENSE AGREEMENT ("Agreement") dated as of July 1, 1999 ("Effective Date") between INTERNATIONAL BUSINESS MACHINES CORPORATION, a New York corporation ("IBM"), and MADGE NETWORKS N.V., a corporation of the Netherlands ("MADGE").

         Each of the parties (as "Grantee") desires to acquire a nonexclusive license under patents of the other party (as "Grantor"). In consideration of the premises and mutual covenants herein contained, IBM and MADGE agree as follows:

SECTION 1.        DEFINITIONS

1.1 "Information Handling System" shall mean any instrumentality or aggregate of instrumentalities primarily designed to compute, classify, process, transmit, receive, retrieve, originate, switch, store, display, manifest, measure, detect, record, reproduce, handle or utilize any form of information, intelligence or data for business, scientific, control or other purposes.

1.2 "IHS Product" shall mean an Information Handling System or any instrumentality or aggregate of instrumentalities (including, without limitation, any component, subassembly, computer program or supply) designed for incorporation in an Information Handling System. Any instrumentality or aggregate of instrumentalties primarily designed for use in the fabrication (including testing) of an IHS Product licensed herein shall not be considered to be an IHS Product.

1.3 "Data Communications Products" shall mean IHS Products designed primarily for the purpose of transmitting, receiving, securing, establishing, supporting, controlling or otherwise facilitating the exchange of data among or between IHS Products and/or Information Handling Systems through intervening network facilities.

1.4 "Licensed Patents" shall mean all patents, including utility models and typeface design patents and registrations (but not including any other design patents or registrations) of Grantor:

(a) issued or issuing on patent applications entitled to an effective filing date prior to July 1, 2002; and

(b) under which patents or the applications therefor a party hereto or any of its Subsidiaries has as of the Effective Date, or thereafter obtains, the right to grant licenses to Grantee of or within the scope granted herein without such grant or the exercise of rights thereunder resulting in the payment of royalties or other consideration by Grantor or its Subsidiaries to third parties (except for payments among Grantor and its Subsidiaries, and payments to third parties for inventions made by said third parties while employed by Grantor or any of its Subsidiaries).

Licensed Patents shall include said patent applications, continuations-in-part of said patent applications, and any patents reissuing on any of the aforesaid patents.

1.5 "Licensed Products" shall mean either IBM Licensed Products or MADGE Licensed Products as the context indicates.

1.6      "IBM Licensed Products" shall mean IHS Products.

1.7      "MADGE Licensed Products" shall mean Data Communications Products.



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1.8      "Subsidiary" of a party hereto or of a third party shall mean a corporation, company or other entity:

(a) more than fifty percent (50%) of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, now or hereafter, owned or controlled, directly or indirectly, by a party hereto or such third party, but such corporation, company or other entity shall be deemed to be a Subsidiary only so long as such ownership or control exists; or

(b) which does not have outstanding shares or securities, as may be the case in a partnership, joint venture or unincorporated association, but more than fifty percent (50%) of whose ownership interest representing the right to make the decisions for such corporation, company or other entity is now or hereafter, owned or controlled, directly or indirectly, by a party hereto or such third party, but such corporation, company or other entity shall be deemed to be a Subsidiary only so long as such ownership or control exists.

1.9 "Authorized Assembler" shall mean a third party that, pursuant to a written contract with a Grantee, assembles Grantee's Licensed Products, in accordance with written specifications provided by said Grantee.

SECTION 2.        GRANTS OF RIGHTS

2.1 Each party, as Grantor, on behalf of itself and its Subsidiaries grants to the other, as Grantee, a nonexclusive and worldwide license under Grantor's Licensed Patents:

(a) to make (including the right to use any apparatus and practice any method in making), use, import, offer for sale, lease, sell and/or otherwise transfer Grantee's Licensed Products; and

(b) to have Grantee's Licensed Products made by another manufacturer for the use, importation, offer for sale, lease, sale and/or other transfer by Grantee only when the conditions set forth in Section 2.2 are met. A particular Licensed Product shall be licensed under only those of Grantor's Licensed Patents which, but for the license granted herein, would be infringed (including contributory infringement) by Grantee's making, using, importing, offering for sale, leasing, selling and/or otherwise transferring such product.

The license granted by MADGE to IBM is fully paid up.

2.2 The license granted in Section 2.1(b) to Grantee to have products made by another manufacturer:

(a)      shall only apply to products sold to Grantee after the Effective Date;

(b) shall only apply when the specifications for such Grantee's Licensed Products were created by Grantee (either solely or jointly with one or more third parties);

(c) shall only be under claims of Grantor's Licensed Patents, the infringement of which would be necessitated by compliance with such specifications; and

(d)      for the avoidance of doubt, shall not apply to (i) any methods used, or
         (ii) any products in the form manufactured or marketed, by said other manufacturer prior to Grantee's furnishing of said specifications, but, subject to Sections 2.2(a), 2.2(b) and 2.2(c), shall apply to any such methods used and products manufactured for Grantee after the furnishing of said specifications.

Unless Grantee informs Grantor to the contrary, Grantee shall be deemed to have authorized said other manufacturer to make Grantee's Licensed Products under the license granted to Grantee in this section when the conditions specified in this
Section 2.2 are fulfilled. In response to a written request identifying a product and a manufacturer, Grantee shall in a timely manner inform Grantor of the quantity of such product, if any, manufactured by such manufacturer pursuant to the license granted in Section 2.1(b) and such information shall be used by Grantor solely for the purpose of investigation of infringement by or licensing negotiations with such other manufacturer.

Notwithstanding the limitations of this Section 2.2 on the have made rights of
Section 2.1(b), but subject to Section 2.3, Grantee shall have the right to purchase commodity parts, components,


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subassemblies and software from third parties and to incorporate the same into or sell with Grantee's Licensed Products within the scope of the License granted in Section 2.1.

2.3 Except as expressly provided herein, no license or immunity is granted under this Agreement by either party, either directly or by implication, estoppel or otherwise to any third parties acquiring items from either party for the combination of such acquired items with other items (including items acquired from either party hereto) or for the use of such combination.

2.4 Subject to Section 2.5, the licenses granted herein shall include the right of each party to grant sublicenses to its Subsidiaries existing on or after the Effective Date, which sublicenses may include the right of sublicensed Subsidiaries to sublicense other Subsidiaries of said party. No sublicense shall be broader in any respect at any time during the life of this Agreement than the license held at that time by the party that granted the sublicense.

2.5      A sublicense granted to a Subsidiary shall terminate on the earlier of:

(a)      the date such Subsidiary ceases to be a Subsidiary; and

(b) the date of termination or expiration of the license of the party or Subsidiary that granted the sublicense.

If a Subsidiary ceases to be a Subsidiary and holds any patents under which a party hereto is licensed, such license shall continue for the term defined herein.

2.6 In the event that neither a party nor any of its Subsidiaries has the right to grant a license under any particular Licensed Patent of the scope set forth in Section 2, then the license granted herein under said Licensed Patent shall be of the broadest scope which said party or any of its Subsidiaries has the right to grant within the scope set forth above.

2.7 If, after the Effective Date, a party or any of its Subsidiaries ("Acquiring Party") either acquires an entity or acquires substantially all of the assets from an entity, and said entity is, as of the date of acquisition, licensed by the other party ("Licensor") under one or more Licensed Patents through an existing agreement pursuant to which royalties or other payments are made by said entity to Licensor, then the license and other rights granted herein to the Acquiring Party with respect to said Licensed Patents shall apply to products manufactured by said entity or through the use of said assets, provided that such royalties or other payments shall continue to be made by the Acquiring Party or said entity to the Licensor with respect to such products notwithstanding that the Acquiring Party may have been licensed for the same Licensed Products before the acquisition.

2.8 If one party (the "Transferring Party") transfers a product line after the Effective Date, either as part of or separate from a disposition of a Subsidiary to any third party, and if such transfer includes at least one marketable product and tangible assets having a net value of at least twenty-five million US dollars ($25,000,000.00), then after written request to the other party hereto jointly by the Transferring Party and such third party within sixty (60) days following the transfer, the other party hereto agrees to grant a royalty-free license (under the same terms as the license granted to the Transferring Party herein) under its Licensed Patents for the field (as defined between the Transferring Party and the other party) of such product line to the ex-Subsidiary in the case of a disposition of a Subsidiary, or to such third party if not such a disposition, (each referred to as the "Recipient") provided that:

(a) such field shall not be defined more broadly than appropriate to cover the particular product line being transferred, including extensions thereto based on the same technology, and such field and license shall grant rights no broader than those granted for the Transferring Party's Licensed Products under this Agreement;

(b) the license granted shall be limited in the twelve (12) months immediately following such transfer to a volume of licensed products having an aggregate selling price equal to no more than the aggregate selling prices of such products by said one party in the twelve (12) months preceding such transfer plus ten percent (10%); and shall be limited, in each of the successive twelve-month periods following such transfer, to a volume of licensed products having an


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         aggregate selling price equal to no more than the limit for the immediately preceding twelve-month period plus ten percent (10%);

(c) the Recipient shall grant to such other party a royalty-free license (under the same terms as the license granted to such other party herein) under all Recipient Patents for all products licensed herein to such other party on the date of the product line transfer. "Recipient Patents" shall mean all patents throughout the world under which, at any time commencing with the date of the product line transfer, the Recipient or any of its Subsidiaries has the right to grant such licenses; and

(d) this Section 2.8, Section 3, and Section 4 shall be omitted from the license granted to the Recipient.

2.9 A product which, if assembled by Grantee, would be licensed to Grantee hereunder shall also be licensed hereunder if assembled by an Authorized Assembler, provided:

(a) the purchase price paid to Grantee for items included in the product exceeds sixty percent (60%) of the total cost of manufacturing and/or purchasing all of the items included in the product; and

(b)      the product is sold under Grantee's brand name.

2.10 If, pursuant to a license granted by Grantee to a third party, copies are made of all or part of a computer program provided by Grantee, such copies will be treated for purposes of this Agreement as if they had been transferred directly by Grantee, provided:

(a) such copies are transferred by such third party together with or for use with Grantee's products or as products of Grantee; and



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(b)      there is an accounting back to Grantee for all copies so made, except for driver software which is customarily furnished without charge by Grantee with Grantee's products.

SECTION 3.        RELEASES

3.1 Each party (as "Releasor") on behalf of itself and its Subsidiaries which are Subsidiaries on the Effective Date, irrevocably releases the other party, its Subsidiaries which are Subsidiaries on the Effective Date and its and their respective customers from any and all claims of infringement of Releasor's Licensed Patents which claims are based on acts prior to the Effective Date, which, had they been performed after the Effective Date would have been licensed under this Agreement.

3.2 Except as provided in Section 3.3, the release contained herein shall not apply to any person other than the persons named in this Section 3 and shall not apply to the manufacture of any items by any person other than the parties and their Subsidiaries.

3.3 The release granted by IBM to MADGE also applies to products which would be MADGE Licensed Products hereunder supplied directly to MADGE and/or its Subsidiaries by the suppliers and manufacturers listed in Exhibit 2 prior to the Effective Date of this Agreement. The release granted by MADGE to IBM also applies to products which would be IBM Licensed Products hereunder supplied directly to IBM and/or its Subsidiaries by third parties prior to the Effective Date of this Agreement.

3.4 The release granted by MADGE to IBM is effective as of the Effective Date. The release granted by IBM to MADGE shall become effective upon receipt of the payment for the initial accounting period specified in Section 4.1.



SECTION 4.        (1)PAYMENT

4.1 As additional consideration for the license, release and other rights granted by IBM herein, MADGE shall pay to IBM the total sum of XXX no portion of which shall be refundable, but which shall be payable in installments as follows:

ACCOUNTING PERIOD                AMOUNT($ U.S.)            DATE DUE
--------------------------------------------------------------------------------
INITIAL/1999                     XXX                       UPON SIGNING BY MADGE
2000-1                           XXX                       April 15, 2000
2000-2                           XXX                       October 15, 2000
2001-1                           XXX                       April 15, 2001
2001-2                           XXX                       October 15, 2001
2002-1                           XXX                       April 15, 2002

4.2 Of the amounts specified in Section 4.1, XXX shall be allocable as consideration for the release set forth in Section 3.

4.3 MADGE shall be liable for interest on any overdue payment required to be made pursuant to Section 4, commencing on the date such payment becomes due, at an annual rate which is the greater of ten percent (10%) or one percentage point higher than the prime interest rate as quoted by the head office of Citibank N.A., New York, at the close of banking on such date, or on the first business day thereafter if such date falls on a non-business day. If such interest rate exceeds the maximum legal rate in the jurisdiction where a claim therefore is being asserted, the interest rate shall be reduced to such maximum legal rate.

4.4 If an installment payment set forth in Section 4.1 is not made by its due date, and if such payment, plus interest pursuant to Section 4.3, is not made prior to thirty (30) days after MADGE receives



----------
(1) Confidential treatment requested by Madge Networks N.V.


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written notice from IBM that the payment due on the due date has not been made, then, at IBM's sole option, either:

(a) all of the above installment payments that have not been paid shall automatically become due and payable in full on the fifteenth day after MADGE receives a second written notice, given after expiration of said thirty (30) day notice, of IBM's election to accelerate the remaining payments; or

(b) all license and other rights granted herein to MADGE shall automatically terminate on the fifteenth day after MADGE receives a second written notice, given after expiration of said thirty (30) day notice, of IBM's election to terminate MADGE's rights. In such event, MADGE shall remain obligated to pay all installments which had become due prior to such notice (plus interest thereon as provided in Section 4.3).

In the event that the first three payments set forth in Section 4.1 are not made in full, then the release to MADGE granted in Section 3 shall be null and void.

4.5 Except as provided in Section 4.6, each party shall pay all taxes (including, without limitation, sales and value added taxes) imposed by the national government, including any political subdivision thereof, of any country in which said party is doing business, as a result of said party's furnishing consideration hereunder. In the event such a tax becomes payable as a result of a party's furnishing consideration in respect of a sublicense granted to any of its Subsidiaries pursuant to Section 2, said party shall be responsible for determining the amount of and paying, or causing said sublicensed Subsidiary to pay, said tax. 4.6 MADGE shall not bear any income tax withholding (i.e.: withholding tax) imposed by the national government of MADGE upon the payments made pursuant to Section 4 to the extent such taxes are creditable against taxes payable by IBM to the United States of America, provided that:

(a) MADGE shall furnish IBM with a tax certificate evidencing payment of such taxes to the national government of MADGE; and,

(b) to the extent that the government of MADGE, or any treaty between the government of MADGE and the United States of America, provides a process for seeking a waiver or reduction of such taxes, MADGE shall fully cooperate with IBM in seeking such waiver or reduction and promptly complete and/or file any and all pertinent documents.

SECTION 5.        TERM OF AGREEMENT; ACQUISITION OF A PARTY

5.1 The term of the licenses granted under this Agreement shall be for three (3) years from the Effective Date unless earlier terminated under the provisions of this Agreement.

5.2 If one party (the "Acquired Party") is acquired by a third party, becoming a Subsidiary of such third party:

(a) the Acquired Party shall promptly give notice of such acquisition to the other party; and

(b) the license granted to the Acquired Party and all sublicenses (if any) granted to the Acquired Party's remaining Subsidiaries shall automatically become limited to only products identical ("identical" products do not include improvements, enhancements, substitutions, extensions, new releases, new versions, or follow-ons) with those manufactured and marketed by said Acquired Party (or, in the case of a Subsidiary, by such Subsidiary) within the licenses granted in this Agreement (or in such sublicense) prior to such acquisition.

5.3 If one party (the "Acquired Party") is acquired by a third party such that it is no longer a separate legal entity, the license granted to the Acquired Party shall terminate as of the date of acquisition. The Acquired Party shall require, as a condition precedent to the acquisition, that the third party pay to the other party the next payment which would become due under this Agreement after said date, if any.

SECTION 6.        MEANS OF PAYMENT AND COMMUNICATION

6.1 Payment shall be made by electronic funds transfer. Payments shall be deemed to be made on the date credited to the following account:



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         IBM, Director of Licensing
         The Bank of New York
         1 Wall Street
         New York, New York 10286
         United States of America
         Credit Account No. 890-0209-674
         ABA No. 0210-0001-8

6.2 Notices and other communications shall be sent by facsimile or by registered or certified mail to the following addresses and shall be effective upon receipt:

         For IBM:                            For MADGE:
         Director of Licensing               Licensing Manager
         IBM Corporation                     Madge Networks
         North Castle Drive                  Wexham Springs
         Armonk, New York 10504              Framewood Road
         United States of America            Wexham
                                             Slough SL3 6PJ
                                             England
                                             With copy to Legal Department
                                             at same address
         Facsimile: (1) 914 765-4380         Facsimile: 44-1753-661-448

6.3 All payments and correspondence shall reference the License Reference No. set forth on the first page of this Agreement.

SECTION 7.        MISCELLANEOUS

7.1 Neither party shall assign or grant any right under any of its Licensed Patents unless such assignment or grant is made subject to the terms of this Agreement.

7.2 Neither party shall assign any of its rights (other than the right to receive payments) or delegate any of its obligations under this Agreement. Any attempt to do so shall be void. However, a party which undergoes reorganization may assign such rights and delegate such obligations to its legal successor, provided that after the reorganization, the successor and its Subsidiaries will have essentially the same assets as such party and its Subsidiaries had prior to the reorganization.

7.3 Neither party shall use or refer to this Agreement or any of its provisions in any promotional activity.

7.4 Each party represents and warrants that it has the full right and power to grant the license and release set forth in Sections 2 and 3. Each party (as a Grantor) further represents and warrants that prior to the Effective Date, it has informed the other party of any patent originating from inventions made by employees of Grantor or its Subsidiaries, which patent is or was owned by Grantor or its Subsidiaries as of the Effective Date, and which patent, owing to prior arrangements with third parties, does not qualify as a Licensed Patent of Grantor under which licenses are granted in Section 2. A listing of such patents owned by IBM is attached as Exhibit 1. Neither party makes any other representation or warranty, express or implied, nor shall either party have any liability in respect of any infringement of patents or other rights of third parties due to the other party's operation under the license herein granted.

7.5 Nothing contained in this Agreement shall be construed as conferring any rights by implication, estoppel or otherwise, under any non-patent intellectual property right, or any patents or patent applications, other than the Licensed Patents. Neither party is required hereunder to furnish or disclose to the other any technical or other information (including copies of Licensed Patents) except as specifically provided herein.



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7.6      Neither party shall have any obligation hereunder to institute any action or suit against third parties for infringement of any of its Licensed Patents or to defend any action or suit brought by a third party which challenges or concerns the validity of any of its Licensed Patents. Neither party shall have any right to institute any action or suit against third parties for infringement of any of the other party's Licensed Patents. Neither party, nor any of its Subsidiaries, is required to file any patent application, or to secure any patent or patent rights, or to maintain any patent in force.

7.7 Each party shall, upon a request from the other party sufficiently identifying any patent or patent application, inform the other party as to the extent to which said patent or patent application is subject to the licenses and other rights granted hereunder. If such licenses or other rights under said patent or patent application are restricted in scope, copies of all pertinent provisions of any contract or other arrangement creating such restrictions shall, upon request, be furnished to the party making such request, unless such disclosure is prevented by such contract, and in such event, a statement of the nature of such restriction shall be provided.

7.8 If a third party has the right to grant licenses under a patent to a party hereto (as a "Licensee") with the consent of the other party hereto, said other party shall provide said third party with any consent required to enable said third party to license said Licensee on whatever terms such third party may deem appropriate. Each party hereby waives any right it may have to receive royalties or other consideration from said third party as a result of said third party's so licensing said Licensee within the scope of the licenses granted under Section 2 of this Agreement.

7.9 This Agreement shall not be binding upon the parties until it has been signed hereinbelow by or on behalf of each party. No amendment or modification hereof shall be valid or binding upon the parties unless made in writing and signed as aforesaid, except that IBM may amend Section 6.1 and either party may amend its address in Section 6.2 by written notice to the other party.

7.10 If any section of this Agreement is found by competent authority to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of such section in every other respect and the remainder of this Agreement shall continue in effect so long as the Agreement still expresses the intent of the parties. However, if the intent of the parties cannot be preserved, this Agreement shall be either renegotiated or terminated.

7.11 This Agreement shall be construed, and the legal relations between the parties hereto shall be determined, in accordance with the law of the State of New York, USA, as such law applies to contracts signed and fully performed in New York.

7.12 The headings of sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.


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This Agreement and its Exhibits embody the entire understanding of the parties with respect to the Licensed Patents, and replaces any prior oral or written communications between them.


Agreed to:                                  Agreed to:
MADGE NETWORKS N.V.                         INTERNATIONAL BUSINESS
                                            MACHINES CORPORATION


By: /s/ Michael Wilson                      By: /s/ Gerald Rosenthal
   ------------------------                    --------------------------
                                                    Gerald Rosenthal
                                                    Vice President

Date: 24th August 1999                       Date: 31st August 1999
     ----------------------                       -----------------------




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                                    EXHIBIT 1

This is an Exhibit to the Agreement between INTERNATIONAL BUSINESS MACHINES CORPORATION and MADGE NETWORKS N.V. having an Effective Date of July 1, 1999.

                              Non-Licensed Patents


               PATENTS OWNED BY IBM WHICH ARE NOT LICENSED PATENTS


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                                    EXHIBIT 2

This is an Exhibit to the Agreement between INTERNATIONAL BUSINESS MACHINES CORPORATION and MADGE NETWORKS N.V. having an Effective Date of July 1, 1999.

                       LIST OF SUPPLIERS TO MADGE NETWORKS




                        EXHIBITS AVAILABLE UPON REQUEST.


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